Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	11:10 10-Jan-06

RNS Number:7012W
Wolseley PLC
10 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES AND CESSATION OF NOTIFIABLE INTEREST

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest: Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them, at 5 January 2006:

7,302,245	Barclays Global Investors Ltd
670,488	Barclays Global Investors Japan Trust & Banking
5,097,135	Barclays Global Investors, N.A.
111,965	Barclays Global Investors Australia Ltd
32,436	Barclays Global Investors Canada Ltd
1,915,568	Gerrard Limited
1,673,009	Barclays Global Fund Advisors
85,274	Barclays Global Investors Japan Ltd
842,110	Barclays Life Assurance Co Ltd
6,908	Barclays Bank Trust Company Ltd
150	Barclays Capital Inc
93,227	Barclays Capital Securities Ltd

5) Number of shares/amount of stock acquired: not disclosed

6) Percentage of issued class: not disclosed

7) Number of shares/amount of stock disposed: not disclosed

8) Percentage of issued class: not disclosed

9) Class of security: Ordinary shares of 25p each

10) Date of transaction: 5 January 2006 and 6 January 2006

11) Date company informed: 10 January 2006

12) Total holding following this notification:
17,830,515 on 5 January 2006 and not disclosed on 6 January 2006

13) Total percentage holding of issued class following this notification:
3.01% on 5 January 2006; less than 3% on 6 January 2006

14) Any additional information:

15) Name of contact and telephone number for queries: Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Group Company Secretary & Counsel

Date of notification:
10 January 2006

END

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